SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549




                                   FORM U5S/A





                                  ANNUAL REPORT
                      For the Year Ended December 31, 1997







        Filed pursuant to the Public Utility Holding Company Act of 1935 by


                           GPU, INC. (File No. 30-126)
              300 Madison Avenue, Morristown, New Jersey 07962-1911

      GPU, Inc. hereby amends its Annual Report on Form U5S for the year ended December 31, 1997, in SEC File No. 30-126, by filing the following exhibits in
Item 10 thereof:



                     Listing of Exhibits filed by Amendment
                     --------------------------------------


B-45       Amended By-Laws of Penelec, dated as of May 22, 1997.

B-189 Memorandum and Articles of Association of Australian Transmission Corporation Pty. Ltd., dated as of September 30, 1997.


B-191 Amendment to the Certificate of Incorporation of GPU International Latin America Ltda., dated as of March 6, 1997, to change the name of the company to GPUI Colombia Ltda.

B-192 Certificate of Incorporation of GPU Australia Holdings, Inc. dated as of September 29, 1997.

B-193      By-Laws of GPU Australia Holdings, Inc., dated as of September 29,
           1997.

B-194 Certificate of Incorporation of Austran Holdings, Inc., dated as of September 29, 1997.


B-195      Amended  and  Restated   Certificate  of   Incorporation  of  Austran
           Holdings, Inc., dated as of October 9, 1997.

B-196      By-Laws of Austran Holdings, Inc. adopted as of September 29, 1997.

B-197      Certificate of Formation of GPU Solar, L.L.C., dated as of July 8,
           1997.

B-198      Operating Agreement for GPU Solar, L.L.C., dated as of July 1, 1997.

B-199 Certificate of Incorporation of GPU Power Ireland, Inc., dated October 14, 1997.

B-200      By-Laws of GPU Power Ireland, Inc. adopted as of October 14, 1997.

B-201 Certificate of Registration of Austran Investments Pty. Ltd. dated as of October 15, 1997.

B-202 Memorandum and Articles of Association of Austran Investments Pty. Ltd. dated as of October 15, 1997.

B-203 Certificate of Registration of GPU PowerNet Investments Pty. Ltd. dated as of December 9, 1997.

B-204 Memorandum and Articles of Association of GPU PowerNet Investments Pty. Ltd. dated as of December 8, 1997.

               -------------------------------------


B-205 Certificate of Amendment to the Certificate of Registration of EI Australia Services Pty. Ltd. to GPU International Australia Pty. Ltd. dated as of October 14, 1996.

C-4 Performance Units Agreement Under the 1990 Stock Plan for Employees of GPU and Subsidiaries - 1997 Agreement.


C-10 GPU Service, Inc. Supplemental and Excess Benefits Plan, as amended June 5, 1997.


C-11 GPU Nuclear, Inc. Supplemental and Excess Benefits Plan, as amended June 5, 1997.

C-12 GPU Generation, Inc. Supplemental and Excess Benefits Plan, as amended June 5, 1997.


C-14 Deferred Remuneration Plan for Outside Directors of GPU Nuclear Inc., as amended June 5, 1997.


C-198 Deferred Stock Unit Plan for Outside Directors of GPU, Inc., dated as of July 1, 1997.


E-4        GPU International, Inc. Annual Report to the SEC on Form U-13-60 for
           1997.

                                    SIGNATURE



      The undersigned registered holding company has duly caused this amendment to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.



                                    GPU, INC.


May 13, 1998
                              By /s/ P. R. Chatman
                              --------------------
                                 P. R. Chatman, Assistant Comptroller -
                                 GPU Service, Inc.